SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

July 13, 2010

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period May 11, 2010 to July 13, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/S/ STEPHEN FOSTER
Name:	Stephen Foster
Title:	Company Secretary

Date:	July 13, 2010

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2010 – 16AWC

Change in Functional Currency

As announced in February 2010, effective for the reporting period ending 31 December 2010, the Board of Alumina Limited has determined that the Company’s functional currency is US dollars. The financial results for the 6 months to 30 June 2010, due to be released in August 2010, will be in US dollars.

Attached are prior period results restated in US dollars.

/S/ STEPHEN FOSTER	Alumina Limited
Stephen Foster
Company Secretary	ABN 85 004 820 419

3 June 2010	GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email

Change in Functional Currency – Prior Period Profit and Loss Restated to USD

Condensed consolidated income statement

	$US million		$A million
	Six months to 30 June 2009	Year ended 31 Dec 2009	Year ended 31 Dec 2009
Revenue from continuing operations	1.4	4.4	5.4
General and administrative expenses	(4.1)	(10.5)	(13.1)
Change in fair value of derivatives	6.8	11.5	15.0
Finance costs	(12.8)	(31.0)	(38.9)
Share of net profit of associates accounted for using the equity method	10.5	1.6	4.6

Profit/(loss) before income tax	1.8	(24.0)	(27.0)
Income tax credit from continuing operations	2.4	0.3	1.0

Profit/(loss) for the period	4.2	(23.7)	(26.0)

Note on underlying earnings within net profit for the period

Included in the calculation of net profit for the period is the Company’s equity share of non-cash entries related to the revaluation, under current market conditions, of AWAC’s future benefits and obligations arising from certain energy purchase contracts and retirement benefit obligations. In order to analyse the Company’s net profit it is important to understand those entries and the reasons for them.

Some AWAC long term energy purchase contracts include an aluminium price component in the energy price so that costs are partially linked to the price of aluminium. This results in an embedded derivative, which is revalued at period end.

AWAC has a small number of defined benefit schemes. The movement in future costs of retirement benefit obligations, net of investment returns, is also reflected in the Company’s equity share of AWAC’s result.

These accounting entries do not relate to operations during the reporting periods, and accordingly are removed from net profit after tax to arrive at underlying earnings.

The impact of these items in the Company’s result for the six months to 30 June 2009 was to increase net profit after tax by net $14.6 million and decrease the Company’s result for the twelve months to 31 December 2009 by $24.0 million as shown in the following table.

	Six months to 30 June 2009 $US million	Year ended 31 Dec 2009 $US million	Year ended 31 Dec 2009 $A million
Net profit/(loss) for the period, after tax	4.2	(23.7)	(26.0)
Non-operating non-cash items:
Equity share of AWAC retirement benefit obligations	(5.8)	(18.0)	(22.2)
Equity share of AWAC embedded derivatives	(8.8)	42.0	46.0

Underlying (loss)/earnings for the period, after tax	(10.4)	0.3	(2.2)

Note: The income statement has been translated at the average rate for the 6 months ending 30 June 2009 and the six months ending 31 December 2009 for the year ended 31 December 2009

Change in Functional Currency – Balance Sheet Restated to USD

Condensed consolidated statement of financial position

	31 December 2009 $US million	30 June 2009 $US million	31 December 2008 $US million	31 December 2009 $A million
Current Assets
Cash and cash equivalents	305.6	157.0	46.3	340.6
Derivative financial instruments	—	8.5	4.6	—
Related party loan	—	82.5	50.0	—
Receivables	0.1	2.2	0.4	0.1
Other assets	8.6	5.6	1.1	9.6

Total current assets	314.3	255.8	102.4	350.3

Non-current Assets
Investments accounted for using the equity method	3,189.7	2,951.8	2,597.0	3,555.2
Property, plant and equipment	0.2	0.2	0.1	0.2
Deferred tax assets	—	—	1.5	—

Total non-current assets	3,189.9	2,952.0	2,598.6	3,555.4

Total assets	3,504.2	3,207.8	2,701.0	3,905.7

Current Liabilities
Payables	5.3	1.1	3.3	5.9
Interest bearing liabilities	—	7.1	250.0	—
Derivative financial instruments	1.4	—	—	1.6
Current tax liabilities	—	0.2	0.3	—
Related party loan	—	—	35.2	—
Provisions	0.2	0.2	0.1	0.2
Other	0.8	0.8	1.1	0.9

Total current liabilities	7.7	9.4	290.0	8.6

Non-current Liabilities
Interest bearing liabilities	577.9	377.6	475.9	644.1
Provisions	0.3	0.2	0.2	0.3

Total non-current liabilities	578.2	377.8	476.1	644.4

Total liabilities	585.9	387.2	766.1	653.0

Net assets	2,918.3	2,820.6	1,934.9	3,252.7

Equity
Contributed equity	2,154.1	2,154.6	1,379.1	2,400.9
Treasury shares	(1.0)	(1.0)	(0.6)	(1.1)
Reserves:
- Group	(229.5)	(355.7)	(462.0)	(255.9)
- Associates	1.7	1.8	1.7	1.9
Retained profits:
- Group	803.0	763.0	687.9	895.2
- Associates	190.0	257.9	328.8	211.7

Total equity	2,918.3	2,820.6	1,934.9	3,252.7

Note: Assets and Liabilities have been translated at period end AUD/USD rates

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2010 – 18AWC

Alumina Limited notes Alcoa Inc.’s second quarter 2010 earnings and provides the following update on the production ramp-up of the expanded Alumar refinery.

Having initially achieved production levels approaching design capacity at the beginning of the year, the Alumar refinery subsequently experienced two power outages and equipment commissioning issues. The refinery averaged production of approximately 5,000 to 6,000 tonnes per day for the first half. Production is expected to ramp up to approximately 8,000 to 9,000 tonnes per day, with ramp up commencing late June. AWAC is entitled to 39% of total production of the expanded Alumar refinery.

The Juruti bauxite mine has achieved its design capacity of 2.6 million tonnes per annum and is focussed on optimising the cost structure, mine efficiencies and creeping production. The cost base of the mine is expected to improve progressively over the balance of the year.

AWAC’s 2010 production is expected to be 15.6 million tonnes of alumina, a 200,000 tonne reduction from the level targeted at the beginning of 2010. Production from Point Comfort and Suriname will partly compensate for the lower production from Brazil.

Alumina Limited received US$95 million of dividends from the AWAC joint venture in the first half of 2010.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2009.

For investor enquiries:	For media enquiries:

Judith Downes Chief Financial Officer Phone: +61 3 8699 2607 judith.downes@aluminalimited.com	Nerida Mossop Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 437 361 433

John Bevan Chief Executive Officer Phone: +61 3 8699 2601 john.bevan@aluminalimited.com

/S/ STEPHEN FOSTER
Stephen Foster
Company Secretary

13 July 2010

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com